SEC
Mail Processing
Section

MAR 0 8 2021

Washington DC
406

21001684

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-67659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Portfolio Solutions Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway, Suite 1000
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1801 California St, #2900	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ALPS Portfolio Solutions Distributor, Inc.

Statement of Financial Condition

December 31, 2020

OATH OR AFFIRMATION

I, Bradley Swenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPS Portfolio Solutions Distributor, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, COO, CFO, FINOP

Title

NICHOLE MARIE [illegible]
Notary Public
State of Colorado
Notary ID # 19954015447
My Commission Expires 05-04-2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPS Portfolio Solutions Distributor, Inc.
Table of Contents
December 31, 2020

BKD
CPAs & Advisors

1801 California Street, Suite 2900 | Denver, CO 80202-2606
303.861.4545 | Fax 303.832.5705 | bkd.com

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
ALPS Portfolio Solutions Distributor, Inc.
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ALPS Portfolio Solutions Distributor, Inc. (the Company) as of December 31, 2020, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

BKD, LLP

Denver, Colorado
February 26, 2021

ALPS Portfolio Solutions Distributor, Inc.
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	1,878,459
Accounts receivable, net of allowance of $0		27,935
Prepaid expenses, deposits and other assets		104,600
Total assets	$	2,010,994
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	54,751
Payable to financial intermediaries		237,218
Payable to DST		165,841
Deferred tax liabilities, net		1,294
Total liabilities		459,104
Stockholder's Equity		
Common stock, $0 par, 100,000 shares authorized, 1,000 shares issued and outstanding		
Paid-in capital		1,595,314
Accumulated deficit		(43,424)
Total stockholder's equity		1,551,890
Total liabilities and stockholder's equity	$	2,010,994

The accompanying notes are an integral part of this financial statement.

ALPS Portfolio Solutions Distributor, Inc.
Notes to the Financial Statement
December 31, 2020

1. Description of Business and Basis for Presentation

ALPS Portfolio Solutions Distributor, Inc. ("we", "our", "us", the "Company" or "APSD") is a wholly-owned subsidiary of ALPS Holdings, Inc. ("AHI"). AHI is a wholly-owned subsidiary of DST Systems, Inc. ("DST"), which is a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. ("SS&C"). APSD is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

We perform various services related to the funds we distribute, which include: supervising and maintaining licenses of broker-dealer staff, review and approval of marketing materials, acting as legal underwriter/distributor of mutual funds, facilitating 12b-1 plans, execution of broker/dealer selling agreements, performing due diligence on financial intermediaries, and administering the firm and regulatory element for registered representatives.

We operate under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, we claim exemption from the remaining provisions of that Rule.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash
Cash represents cash held at financial institutions. Cash accounts are in FDIC insured accounts that are insured up to $250,000. The Company's cash balances are greater than the insured amount.

Accounts receivable
Accounts receivable are stated at the amount billed to fund clients. We provide an allowance for bad debt, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the fund clients. Accounts receivable, net resulting from contracts with customers were $27,935 and $48,653 at December 31, 2020 and 2019, respectively.

Payable to financial intermediaries
Payable to financial intermediaries represent pass-through fees received by the Company from customers but have not yet been remitted to the respective financial intermediaries.

Income taxes
APSD is included within the consolidated federal income tax return of SS&C. We compute income tax expense and income taxes payable to SS&C under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting purposes are recorded under the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, we may enter into transactions for which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2020 which were deemed Level 1, Level 2 or Level 3.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Subsequent events

The Company has performed an evaluation of subsequent events through February 26, 2021, which is the date the financial statements were available to be issued. No subsequent events were identified which would require recognition or disclosure.

3. Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax liability of $1,294 at December 31, 2020 is comprised of deferred tax liabilities of $1,294 and deferred tax assets of $0. The net deferred tax liability at December 31, 2020 relates to the difference in the timing of recognition of prepaid expenses for book and tax purposes.

Various state and local income tax returns of the SS&C consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

4. Related Party Transactions

APSD and ALPS Fund Services, Inc. ("AFS"), have entered into an expense allocation agreement, which calls for AFS to pay various overhead and operating expenses of APSD which were allocated by AHI and subsidiaries and APSD agrees to reimburse DST for such costs paid on its behalf, including amounts paid to AFS. APSD records expenses in amounts determined according to a systematic allocation, applied on a consistent basis in accordance with the expense allocation agreement. For the year ended December 31,

2020, the allocation was determined based on our percentage of revenue to the total consolidated revenue of AHI and subsidiaries. No amounts were payable at December 31, 2020.

APSD is the distributor for various funds that wholly owned subsidiaries of AHI advise and actively distribute.

The Company has a Cash Management and Credit Agreement with DST whereby certain cash collections and payments are made by DST on behalf of the Company. At December 31, 2020, we had a payable to DST of $165,841 which represents a net balance as the result of cash received from revenue and cash paid for expenses by DST. These amounts are settled periodically throughout the year.

5. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Credit risk
Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions
Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Other contingencies
We are involved in other legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

Indemnifications
In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

6. Net Capital Requirements

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. At December 31, 2020, we had net capital of $1,419,355, which was $1,169,355 in excess of our required net capital of $250,000.

BKD
CPAs & Advisors

1801 California Street, Suite 2900 | Denver, CO 80202-2606
303.861.4545 | Fax 303.832.5705 | bkd.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

Shareholder and Board of Directors
ALPS Portfolio Solutions Distributor, Inc.
Denver, Colorado

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by ALPS Portfolio Solutions Distributor, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for the Company's Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working supporting the adjustments noting no differences; and

5. There was no overpayment applied to the current assessment reflected in Form SIPC-7.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

* * * * *

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
February 26, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67659
ALPS Portfolio Solutions Distributor, Inc.
1290 Broadway, Suite 1000
Denver, CO 80203

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Eric Tsuyoshi Parsons, (303) 623-2577

2. A. General Assessment (item 2e from page 2) $4

B. Less payment made with SIPC-6 filed (**exclude interest**) (3)
July 13, 2020
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $1

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $1

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALPS Portfolio Solutions Distributor, Inc.
(Name of Corporation, Partnership or other organization)

Eric Parsons
(Authorized Signature)

Dated the 8 day of February, 2021.

Corporate Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 347,888
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	345,160
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	345,160
2d. SIPC Net Operating Revenues	$ 2,728
2e. General Assessment @ .0015	$ 4

(to page 1, line 2.A.)